March 28, 2013

Mr. Martin James
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 21, 2012
Amendment 1 to Form 8-K dated December 21, 2012
Filed March 4, 2013
File No. 001-34757

Spectrum Brands, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 21, 2012
Amendment 1 to Form 8-K dated December 21, 2012
Filed March 4, 2013
File No. 001-13615

Dear Mr. James:

Set forth below are the responses of Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. (together, the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated March 19, 2013 (the "Comment Letter"). For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. Martin James
Securities and Exchange Commission
March 28, 2013

Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc.

Amendment 1 to Form 8-K dated December 21, 2012 Filed on March 4, 2012

1. In the Spectrum Brands, Inc. Form 8-K, please tell us why you did not include a consent from your independent auditors.

Response
The Company respectfully advises the Staff that Spectrum Brands, Inc. has no effective Securities Act registration statement into which its 8-K was incorporated by reference.

Item 9.01.  Financial Statements and Exhibits

2. We note your response to prior comment 4. Please reconcile HHI’s total assets and income before taxes as of and for the year ended December 31, 2011 utilized within the calculations of the significance under Rule 3-05 to HHI’s historical audited financial statements filed as of and for the year ended December 31, 2011 filed within Exhibit 99.1.

Response
In response to the Staff’s comment, the Company has presented a reconciliation of the HHI Group assets and income before taxes that were used to determine significance under Rule 3-05 to the corresponding amounts included in the historical audited financial statements filed within Exhibit 99.1 as follows:

	HHI Group (1)	Tong Lung (2)	Total
Assets	$1,247,300,000	$99,833,107	$1,347,133,107
Income before taxes	$48,700,000	$3,808,000	$52,508,000

(1)	Financial data for the HHI Group was derived from the latest annual audited financial statements as of and for the year ended December 31, 2011.
(2)
Financial data for the Tong Lung Metal Industry Co. (“Tong Lung”) was derived from the latest annual financial statements as of and for the year ended December 31, 2011. The Tong Lung financial data was not included with the HHI Group results as of and for the year ended December 31, 2011 as it was not acquired by the HHI Group until the third quarter of the HHI Group’s fiscal 2012.

Exhibit 99.1

3. We note that you included HHI’s audited interim financial statements as of and for the nine months ended September 29, 2012. Please explain to us why you did not include HHI’s interim financial statements for the corresponding interim period of the preceding year. Refer to the guidance in Rule 3-05(b)(2)(iii) of Regulation S-X and Rule 3-02 of Regulation S-X.

Mr. Martin James
Securities and Exchange Commission
March 28, 2013

Response
The Company respectfully notes that the HHI Group financial statements as of and for the nine months ended September 29, 2012 were audited and included in response to the requirement that three years of audited financial statements of the HHI Group be included pursuant to Rule 3-02 of Regulation S-X and Rule 3-05 (b)(2)(iv) of Regulation S-X. The Company included the audited financial statements for the nine months in lieu of a full fiscal year in accordance with Rule 3-06 of Regulation S-X and based on its initial estimation that the significance of the HHI Group would exceed 50-percent. Because the financial statements for the nine months ended September 29, 2012 are included as part of the three-year presentation, the Company does not believe that a nine-month comparison period presentation is necessary.

Exhibit 99.2

Note 6. Pro Forma Reclassifications and Adjustments for the Acquisition, page 7

4. Reference is made to adjustment (A). Please explain to us the nature of the certain assets, liabilities, equity and operations included within the HHI financial statements that you did not acquire as part of the acquisition.

Response
In response to the Staff’s comment, the Company made adjustments to the Unaudited Combined Statement of Financial Position that primarily reflect the removal of certain assets and liabilities included in the HHI Group financial statements that were not transferred to the Company under the terms of the purchase agreement. These items removed from the Unaudited Combined Statement of Financial Position of the HHI Group include affiliate asset and liability positions (positions between the HHI Group and the seller, Stanley Black & Decker, Inc.), assets and liabilities of certain U.S. benefit plans, environmental liabilities, certain assets and liabilities associated with the Tong Lung acquisition and a non-controlling interest adjustment associated with the Tong Lung acquisition. This adjustment also includes the effect of conforming HHI Group’s accounting policy related to inventory costing (i.e., the removal of HHI Group’s LIFO inventory policy as Spectrum utilizes a FIFO inventory policy). The Company also made corresponding adjustments to the Unaudited Pro Forma Combined Statement of Income to reflect activity related to the asset and liability adjustments mentioned above.

*      *      *

As also requested in the Comment Letter, the Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Martin James
Securities and Exchange Commission
March 28, 2013

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Martin James
Securities and Exchange Commission
March 28, 2013

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (608) 275-4876 or Nathan E. Fagre, General Counsel & Secretary; at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,

SPECTRUM BRANDS HOLDINGS, INC.
SPECTRUM BRANDS, INC.

By:	/s/ Anthony L. Genito
Anthony L. Genito
Chief Financial Officer